--------------------------------------------------------------------------------
SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------


                                                  ---------------------------
                 UNITED STATES                    OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549
                                                  ---------------------------
                                                  OMB NUMBER: 3235-0145
                                                  ---------------------------
                                                  Expires: December 31, 2005
                                                  ---------------------------
                                                  Estimated average
                                                  burden
                                                  Hours per response...11
                                                  ---------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2*)

                                   ICAD, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   44934S 10 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

              June 27, 2003; September 11, 2003; September 18, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 5 Pages

CUSIP NO.  44934S 10 7
--------------------- -------------------------------------------------------------------------------------------------------------
               1.     NAMES OF  REPORTING  PERSONS.  I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                      Robert Howard
--------------------- -------------------------------------------------------------------------------------------------------------
               2.     CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A GROUP  (SEE INSTRUCTIONS)
                      (A) |_|
                      (B) |_|
--------------------- -------------------------------------------------------------------------------------------------------------
               3.     SEC USE ONLY

--------------------- -------------------------------------------------------------------------------------------------------------
               4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF
--------------------- -------------------------------------------------------------------------------------------------------------
               5.     CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) |_|

--------------------- -------------------------------------------------------------------------------------------------------------
               6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
--------------------- -------- ----------------------------------------------------------------------------------------------------
 NUMBER OF            7.       SOLE VOTING POWER

  SHARES                         6,312,175
                      -------- ----------------------------------------------------------------------------------------------------
BENEFICIALLY          8.       SHARED VOTING POWER

 OWNED BY                         40,000
                      -------- ----------------------------------------------------------------------------------------------------
   EACH               9.       SOLE DISPOSITIVE POWER

 REPORTING                       6,312,175

PERSON WITH           -------- ----------------------------------------------------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                                  40,000
--------------------- -------- ----------------------------------------------------------------------------------------------------
               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,352,175
--------------------- -------------------------------------------------------------------------------------------------------------
               12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                |_|


--------------------- -------------------------------------------------------------------------------------------------------------
               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       22.3
--------------------- -------------------------------------------------------------------------------------------------------------
               14.    TYPE OF REPORTING PERSON*

                      IN
--------------------- -------------------------------------------------------------------------------------------------------------

                                Page 2 of 5 Pages

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 2 relates to the common stock, par value $.01 per share ("Common Stock"), issued by iCAD, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4 Townsend West, Nashua, NH 03063. Except as modified hereby in this Item 1 or the other items of this report, there has been no change in the information previously reported in the Schedule 13D of Robert Howard (the "Reporting Person") or in Amendment No. 1 to the Schedule 13D ("Amendment No. 1").

Item 3.  Source and Amount of Funds or other Consideration.
         --------------------------------------------------

         A total of 1,092,312 shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person represent shares that the Reporting Person may acquire from the Company pursuant to the conversion of Convertible Revolving Credit Promissory Notes in the aggregate principal amount of $2,930,000 payable by the Company to the Reporting Person (the "Notes") which represents loans made by the Reporting Person to the Company. The Reporting Person used his personal funds to advance to the Company the loans that were evidenced by the Notes. A total of $200,000 of the $250,000 Notes reported in Amendment No. 1 are currently outstanding. These Notes are convertible into Common Stock at the lesser of $2.50 per share or the closing sale price of the Common Stock as of the date of the conversion of the Note. Information regarding the loans made by the Reporting Person to the Company and the Notes issued by the Company in favor of the Reporting Person subsequent to the filing of Amendment No. 1 by the Reporting Person are as follows:


    Date of Loan              Principal Amount of Loan       Conversion Price
    ------------              ------------------------       ----------------
    April 22, 2003                     $ 30,000                       $2.28(1)
    June 19, 2003                      $200,000                       $1.97(1)
    June 27, 2003                      $400,000                       $2.09(1)
    July 18, 2003                      $275,000                       $2.18(1)
    July 25, 2003                      $200,000                       $3.00(1)
    August 1, 2003                     $125,000                       $2.80(1)
    September 11, 2003               $1,000,000                       $3.18(1)
    September 18, 2003                 $500,000                       $3.24(1)

         (1) The conversion price of these Notes are the lesser of (i) the closing sale price of the underlying Common Stock on the date the funds under the Notes were advanced to the Company (which prices are noted above) or (ii) the closing sale price of the Common Stock on the business day immediately preceding the conversion date of the Notes.


Item 4. Purpose of Transaction.
        ----------------------

         The shares of Common Stock underlying the Notes reported in Item 3 herein will be acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has current dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
Schedule 13D.


                                Page 3 of 5 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) The percentage of Common Stock owned by the Reporting Person reflected in this Report is based upon 27,293,285 shares of Common Stock outstanding on September 30, 2003. The Reporting Person beneficially owns, as of the date of this Report, 6,352,175 shares of Common Stock, which amount includes
(i) 5,134,863 shares owned by the Reporting Person (which amount includes 2,000,000 shares held through a corporation), (ii) 85,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 1,092,312 shares issuable upon conversion of the Notes and (iv) 40,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person, (of which 25,000 shares are issuable upon exercise of options owned by the wife of the Reporting Person). The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) - (iii) above and shared voting and disposition power over the shares referred to in item (iv) above.

         (c) See Item 3 for a description of the Notes issued by the Company in favor of the Reporting Person in consideration of loans in the aggregate principal amount of $2,930,000 made by the Reporting Person to the Company.

         (d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

         (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

         The Company has a Convertible Revolving Credit Promissory Note and Revolving Loan and Security Agreement (the "Loan Agreement") with the Reporting Person under which the Reporting Person has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $4,000,000. The Loan Agreement expires January 4, 2005, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company. Advances made under the Loan Agreement bear interest at prime interest rate plus 2% with a minimum of 8% interest rate on all advances outstanding. The Loan Agreement entitles the Reporting Person to convert outstanding advances into shares of Common Stock at any time based on the lesser of the market price of the Common Stock at the time of the advance or at the time of conversion of the Note.

         In connection with the June 2002 merger of a subsidiary of the Company and Intelligent System Software, Inc. ("ISSI"), the Company entered into a stockholders' agreement with the Reporting Person, the Company's Chief Executive Officer and certain stockholders of ISSI. The parties to the stockholders' agreement agreed to limit the number of shares of the Company's Common Stock each may sell on a quarterly basis over the course of two years from the consummation of the merger.


                                Page 4 of 5 Pages

         Except as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September  30, 2003

                                        /s/ Robert Howard
                                        -------------------------------------
                                        Robert Howard



                                Page 5 of 5 Pages